Exhibit 99.7

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended

March 31, 2016

Dated May 3, 2016

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three months ended March 31, 2016 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2016 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2015 (the “AIF”) dated April 13, 2016, all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors has been delegated the responsibility to review and approve the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2015 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the key assumptions, parameters and methods used to estimate the mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

OVERALL PERFORMANCE

Background

NexGen Energy Ltd. was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on March 8, 2011 as “Clermont Capital Inc.”, a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “TSX-V”). On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada. NexGen’s principal asset is its 100% interest in the Rook 1 project, an exploration project in the Athabasca Basin, Saskatchewan (the “Rook 1 Project”).

The Rook 1 Project is located in the southwest Athabasca Basin, Saskatchewan, Canada. It is also the location of the Company’s Arrow discovery in February 2014 and the Company’s more recent Bow discovery in March 2015. The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

NexGen also holds an interest in a portfolio of early stage exploration projects elsewhere in the Athabasca Basin, including an exclusive option to acquire a 70% interest in the Radio project, an early stage uranium exploration project.

The Company is listed on the TSX-V (Tier 1) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. The Company’s common shares also trade on the OTCQX Best Market under the symbol “NXGEF”.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to potentially hold certain non-core exploration assets of the Company. As of March 31, 2016, the Subsidiaries did not hold any assets and did not carry on any business.

Exploration

In January 2016, the Corporation commenced a 30,000 metre winter drill program, using six drill rigs. This 2016 winter drill program was designed to: (i) delineate the higher grade A2 sub-zone, (ii) drill test extensions of the A2 and A3 high-grade shears further southwest; and (iii) test for flat lying mineralization, all at the Arrow zone. This 2016 winter drill program also includes step-out drilling along strike from the Arrow zone and exploration of the Bow discovery. As of March 31, 2016, 26,354 metres and 54 holes (and 5 partial holes) had been completed as part of this drill program.

On March 3, 2016, the Company announced the following maiden inferred mineral resource estimate on the Rook 1 Project having an effective date of January 14, 2016:

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
A1	380,000	0.50	4,200,000
A2	1,480,000	0.85	27,600,000
A2 High Grade	410,000	13.26	120,500,000
A3	1,130,000	1.90	47,300,000
A4	80,000	1.35	2,300,000
Total	3,480,000	2.63	201,900,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.	A minimum mining width of 2.0 metres was used.
4.	Numbers may not add due to rounding.

On April 4, 2016, the Corporation announced that the 2016 winter drill program would be expanded by an additional 7,500 metres pursuant to a “spring 2016 program”. This 2016 spring drilling program will focus on the 180 metre southwest extension of Arrow resulting from the initial 2016 winter drill program and infilling the A2 high grade domain (including the higher grade A2 sub-zone).

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

Corporate

On March 26, 2014, the Company completed a bought deal short form prospectus offering, including exercise of the over-allotment option granted in connection therewith, of an aggregate of 25,645,000 units at a price of $0.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “2014 Purchase Warrant”). Each whole warrant entitled the holder thereof to purchase an additional common share at a price of $0.65 until March 26, 2016.

On March 26, 2016, the 2014 Purchase Warrants expired. At the time of expiry all but 31,000 of the 2014 Purchase Warrants were exercised resulting in gross proceeds to the Company of $8,314,475.

Financial

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2016, the Company had cash and cash equivalents of $33,321,404 (December 31, 2015: $34,303,982), an accumulated deficit of $18,991,974 (December 31, 2015: $17,398,941) and working capital of $31,589,698 (December 31, 2015: $33,814,193), which is sufficient to carry out committed exploration activities and corporate and administrative costs for the next twelve months.

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that may affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not anticipate generating revenue in the near future. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” in the Company’s AIF.

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three months ended March 31, 2015.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

	For the three months ended
	March 31,	March 31,
	2016	2015
Operating expenses
Salaries, benefits and directors fees	$635,422	$224,758
Office and administrative	221,599	126,034
Professional fees	160,433	213,911
Travel	168,606	112,144
Depreciation	72,628	49,933
Share-based payments	414,125	252,212
Finance income	(76,137)	(37,734)
Foreign exchange loss (gain)	(3,643)	11,557
Income on reduction of flow-through premium liability	—	(139,126)

Loss and comprehensive loss for the period	$(1,593,033)	$(813,689)

Loss per common share—basic and diluted	$(0.01)	$(0.00)

Weighted average number of common shares outstanding—basic and diluted	290,333,464	195,804,783

	March 31,	December 31,	March 31,
	2016	2015	2015
Exploration and evaluation assets	$75,557,599	$65,136,513	$48,445,102
Total assets	$111,479,694	$101,155,424	$57,632,692
Total current liabilities	$2,681,220	$999,787	$2,874,235
Total non-current liabilities	$143,678	$—	$73,018
Distributions or cash dividends declared per share	$—	$—	$—

March 31, 2016 vs December 31, 2015

NexGen had cash and cash equivalents totaling $33,321,404 at March 31, 2016 compared to $34,303,982 at December 31, 2015. This decrease in cash was due to cash used in investing activities of $9,346,511, and operating activities of $1,084,737, offset by $9,448,670 of cash received on exercise of warrants and options.

Exploration and evaluation assets increased from $65,136,513 at December 31, 2015 to $75,557,599 at March 31, 2016 due to an increase in expenditures made on exploration and evaluation assets.

Current liabilities increased from $999,787 at December 31, 2015 to $2,681,220 at March 31, 2016. The majority of this increase related to the timing of payments for mineral exploration costs.

Three Months Ended March 31, 2016 vs Three Months Ended March 31, 2015

In the three months ended March 31, 2016, NexGen incurred a net loss of $1,593,033 or $0.01 per common share, compared to a loss of $813,689 or $0.00 per common share for the three months ended March 31, 2015.

Salaries, benefits and directors’ fees increased from $224,758 in the three months ended March 31, 2015 to $635,422 in the three months ended March 31, 2016 mainly due to an increase in staff complement, special bonuses and ordinary annual salary increases.

Office and administrative costs increased from $126,034 in the three months ended March 31, 2015 to $221,599 in the three months ended March 31, 2016. This was mainly due to an increase in rent for the Company’s head office and increased filing and regulatory fees.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

Professional fees decreased from $213,911 in the three months ended March 31, 2015 to $160,433 in the three months ended March 31, 2016, primarily due to legal fees incurred during the three months ended March 31, 2015 relating to the OTCQX listing and other corporate transactions.

Travel expenses increased from $112,144 in the three months ended March 31, 2015 to $168,606 in the three months ended March 31, 2016 mainly due to more international travel in response to investor interest in anticipation of the maiden resource estimate.

Depreciation increased from $49,933 in the three months ended March 31, 2015 to $72,628 in the three months ended March 31, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $252,212 in the three months ended March 31, 2015 to $414,125 in the three months ended March 31, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. The increase in share-based compensation expense is a direct result of the various option grants to existing directors and employees during previous fiscal years. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. There were no stock options granted during the three months ended March 31, 2016.

Finance income increased from $37,734 in the three months ended March 31, 2015 to $76,137 in the three months ended March 31, 2016 due to an increase in interest earned on cash and cash equivalent balances.

The Company incurred a foreign exchange loss of $11,557 in the three months ended March 31, 2015 compared to a foreign exchange gain of $3,643 in the three months ended March 31, 2016. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars.

Income on reduction of flow-through premium liability was $139,126 in the three months ended March 31, 2015 and $nil in the three months ended March 31, 2016. The amount for the three months ended March 31, 2015 relates to premiums taken into income as qualifying exploration expenditures were made. As of March 31, 2016, the Company has fulfilled its obligation of spending the required eligible exploration expenditures and as such the liability has been reduced to $nil.

DISCUSSION OF OPERATIONS

The Rook 1 Project

The Company plans to continue exploring the Rook 1 Project. Its immediate and near term plan for the Rook 1 Project is to complete the 2016 winter drill program, update its recent mineral resource estimate and commence preliminary development activities. To March 31, 2016, the Company has drilled 218 holes on the Rook 1 Project for a total of 110,435 metres and expended approximately $47.2 million on exploration at the Rook 1 Project (including related camp costs).

The Company plans on expending additional funds on exploration of the Rook 1 Project based on the results of the 2016 winter and spring drill program, and available financing. The Company’s short term goal is to complete an updated mineral resource estimate when appropriate. Based on the results thereof, the Company will consider proceeding with a preliminary economic assessment on the Rook 1 Project. The Company has sufficient cash resources to complete the 2016 winter drill program and spring drill program.

As stated above, the Company does not anticipate generating revenue in the near future. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, any mineral resource estimate and the other factors described below under “Risk Factors”.

Other Property Interests

The Company’s focus is on the Rook 1 Project. The Company does not plan to incur any significant costs exploring its other properties in fiscal 2016 other than those costs associated with geophysical surveys to be completed in 2016.

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS applicable to interim financial reporting including IAS 34 and presented in Canadian dollars. It should be read in conjunction with NexGen’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dolars)	2016 Mar 31	2015 Dec 31	2015 Sep 30	2015 Jun 30	2015 Mar 31	2014 Dec 31	2014 Sep 30	2014 Jun 30
Finance income	$76,137	$103,368	$26,383	$25,859	$37,734	$30,681	$28,567	$45,082
Loss for the period	$1,593,033	$1,729,410	$868,043	$1,236,174	$813,689	$6,231,450	$727,480	$863,055
Loss per share—Basic and fully diluted	$0.01	$0.01	$0.00	$0.01	$0.00	$0.04	$0.01	$0.01

NexGen does not derive any revenue from its operations except for minimal interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration and evaluation of resource properties.

Interest revenue recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at March 31, 2016, the Company had an accumulated deficit of $18,991,974.

As at the date of this MD&A, the Company has approximately $28.7 million in cash and cash equivalents and approximately $1.9 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $27.8 million.

During the three months ended March 31, 2016, 14,787,443 warrants were exercised resulting in gross proceeds to the Company of $9,366,182 (the “Warrant Exercises”).

The closing of the financing in December 2015 combined with the Warrant Exercises, positions the Company to continue its planned exploration activities at the Rook 1 Project, including in particular its ongoing 2016 winter drill program and proposed spring program, while maintaining current corporate capacity, which includes wages, consulting fees, professional fees, costs associated with the Company’s head office in Vancouver and fees and expenditures required to maintain all of its tenements.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

The Company does not have any commitments for capital expenditures. However, pursuant to the option agreement between the Company and Michael Lederhouse, Tim Young and Matthew Mason dated December 5, 2011 (as amended June 5, 2012, November 23, 2012, April 12, 2013, June 25, 2013 and June 28, 2013 and February 15, 2014), in order to maintain its option to acquire a 70% interest in the Radio option agreement, the Company must incur $10 million of expenditures thereon by May 31, 2017. To date, the Company has incurred $nil of such expenditures.

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Management will determine whether to accept any offer to finance weighing such things as the financing terms, the results of exploration at the Rook 1 Project, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors”. The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held almost entirely in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at March 31, 2016 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

The only transactions between the Company and related parties are transactions between the Company and its key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

The aggregate remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended
	March 31, 2016	March 31, 2015
Short-term compensation(1)	$850,696	$215,750
Share-based payments (stock options)(2)	$454,948	$233,296

	$1,305,644	$449,046

Notes:

(1)	Short-term compensation to key management personnel for the current period amounted to $850,696 (2015 - $215,750), of which $559,324 (2015 - $170,750) was expensed and included in salaries, benefits and directors’ fees on the Company’s statement of loss and comprehensive loss. The remaining $291,372 (2015 - $45,000) was capitalized to exploration and evaluation assets.
(2)	Share-based payments to key management personnel for the current period amounted to $454,948 (2015 - $233,296) of which $370,058 (2015 - $191,104) was expensed and $84,890 (2015 - $42,192) was capitalized to exploration and evaluation assets.

As at March 31, 2016, $10,000 owing to an executive (December 31, 2015 - $10,000) was included in accounts payable and accrued liabilities for accrued expense reimbursements.

On October 15, 2015, two corporate officers of the Company were appointed on the Board of Directors of Lancaster Capital Corp. (“Lancaster”) (formerly Long Harbour Exploration Corp). On February 26, 2016, the Company issued 49,861 common shares to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held by Lancaster. For further information, see Note 5 to the Interim Financial Statements.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at May 3, 2016, there were 301,971,920 common shares, 26,874,446 stock options and 5,714,286 common share purchase warrants and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options and common share purchase warrants.

	Number of Options	Number Exercisable	Exercise Price	Expiry Date
	50,000	50,000	$0.400	December 31, 2016
	50,000	50,000	$0.460	December 31, 2016
	25,000	25,000	$0.500	December 31, 2016
	331,360	331,360	$0.240	August 29, 2017
	4,200,000	4,200,000	$0.400	January 31, 2018
	50,000	50,000	$0.425	April 22, 2018
	2,168,086	2,168,086	$0.400	July 30, 2018
	250,000	250,000	$0.300	December 19, 2018
	3,325,000	2,216,666	$0.400	May 23, 2019
	100,000	100,000	$0.400	May 23, 2019
	750,000	500,000	$0.400	June 2, 2019
	4,950,000	3,300,000	$0.460	December 24, 2019
	4,800,000	1,600,000	$0.500	May 27, 2020
	750,000	250,000	$0.620	September 21, 2020
	5,075,000	1,691,666	$0.640	December 16, 2020

Total	26,874,446	16,782,778

	Number of
	Warrants	Exercise Price	Expiry Date
Total	5,714,286	$0.500	May 31, 2017

PROPOSED TRANSACTIONS

As is typical in the mineral exploration and development industry, the Company continually reviews potential merger, acquisition and investment transactions and opportunities that could enhance shareholder value. At present however, there is no proposed business acquisition or disposition before the Board for consideration.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make judgments that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounting estimates are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about the future events and circumstances

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of the Interim Financial Statements.

During the three months ended March 31, 2016, the Company incorporated four new wholly owned subsidiary companies in Canada. The financial statements of these subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation.

The Company also recognized a deferred lease inducement liability during the three months ended March 31, 2016. This liability is amortized as a reduction of rent expense on a straight-line basis over the term of the lease.

IFRS 9 has not been adopted by the Company and is being evaluated to determine its impact. IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018.

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on the financial statements.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the three-month period ended March 31, 2016.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The risks associated with these financial instruments are discussed below.

The fair values of these financial instruments approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

Financial instrument risk exposure

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2016, NexGen had a cash and cash equivalents balance of $33,321,404 to settle current liabilities of $2,681,220.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalents balance as of March 31, 2016. The Company manages interest rate risk by maintaining an investment policy for short-term investments included in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Company does not have any interest bearing debt.

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

(ii)	Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations in the Canadian dollar in relation to other currencies impact the fair value of the Company’s financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include Australian dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. These amounts are generally low, which minimizes the Company’s exposure to foreign currency risk.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

As at March 31, 2016, the Company’s Australian dollar net financial assets were AUD $5,070 and its US dollar net financial liabilities were USD $2,500. Thus a 10% change in the Canadian dollar versus Australian and US dollar exchange rates would give rise to a $504 change in loss and comprehensive loss.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s AIF. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning NexGen’s general and administrative expenses and exploration and evaluation expenses is provided in the Company’s statement of loss and comprehensive loss contained in its annual financial statements for the year ended December 31, 2015 and 2014, which are all available on NexGen’s website or on its profile at www.sedar.com.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the anticipated timing of an updated mineral resource estimate based on 2016 drilling, the cost and results of exploration activities, future financings, the future price of uranium and requirements for

NEXGEN ENERGY LTD.

For the three months ended March 31, 2016

additional capital. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Corporation in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Corporation’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the AIF under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.